

SE| 03012141 |_.s |_.D EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
FEB 2 7 2003

SEC FILE NUMBER
8-15854

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                         MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EquiTrust Investment Management Services, Inc.

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue
                                        (No. and Street)
West Des Moines, Iowa 50266

(City)                        (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis M. Marker                                              (515) 225-5522
                                                    (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

                        (Name – of individual, state last, first, middle name)
801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address)                (City)                (State)                (Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐Public Accountant
    ☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-02)        Persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

0301-0388290



Oath or Affirmation

I, Dennis M. Marker, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Investment Management Services, Inc., as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



JENNIFER A. SOUDER
COMMISSION NO. 704873
MY COMMISSION EXPIRES
08/30/03

Dennis M. Marker
President

Notary Public

This report contains:

(X)  (a)  Facing page
(X)  (b)  Statements of Financial Condition
(X)  (c)  Statements of Income
(X)  (d)  Statements of Cash Flows
(X)  (e)  Statements of Changes in Stockholder's Equity
(  )  (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)  (g)  Computation of Net Capital
(X)  (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X)  (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(  )  (j)  A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(  )  (k)  A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)  (l)  An Oath or Affirmation
(  )  (m)  A copy of the SIPC Supplemental Report
(X)  (n)  Independent Auditors' Supplementary Report on Internal Control

FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

EquiTrust Investment Management Services, Inc.
Years Ended December 31, 2002 and 2001

EquiTrust Investment Management Services, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2002 and 2001

# Contents


**ΞΙΙ ERNST & YOUNG**

■ Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

## Report of Independent Auditors

The Board of Directors and Stockholder
EquiTrust Investment Management Services, Inc.

We have audited the accompanying statements of financial condition of EquiTrust Investment Management Services, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiTrust Investment Management Services, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

*Ernst + Young LLP*

February 5, 2003

# EquiTrust Investment Management Services, Inc.

## Statements of Financial Condition

|  | December 31 | |
|---|---|---|
|  | **2002** | **2001** |
| **Assets** | | |
| Investments, at market value: | | |
| U. S. Treasury notes (cost: 2002 – $3,267,393; $3,286,123) | **$3,438,842** | $ 3,345,247 |
| Value Growth Portfolio of EquiTrust Series Fund, Inc. (cost: 2002 – $1,227,314; $1,225,355) | **920,656** | 1,041,194 |
| EquiTrust Money Market Fund, Inc. (approximates cost) | **658,990** | 593,942 |
| Unaffiliated money market mutual funds (approximates cost) | **8,286** | 2,637,450 |
|  | **5,026,774** | 7,617,833 |
| Accrued interest receivable | **45,361** | 55,436 |
| Accounts receivable: | | |
| Affiliates | **707,731** | 587,563 |
| Affiliated mutual funds | **105,273** | 90,504 |
| Others | **71,100** | 75,000 |
| Deferred sales costs, less accumulated amortization of $3,557,832 in 2002 and $3,577,012 in 2001 | **1,592,240** | 2,172,235 |
| Other assets | **467,716** | 372,186 |
| Total assets | **$8,016,195** | $10,970,757 |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Due to Farm Bureau Life Insurance Company | **$ 658,528** | $ 1,961,641 |
| Due to EquiTrust Marketing Services, LLC | **51,242** | 49,431 |
| Accounts payable and accrued expenses | **550,057** | 494,056 |
| Payable under tax allocation agreement | **1,746,591** | 1,299,989 |
| Deferred income taxes | **376,647** | 688,783 |
| Total liabilities | **3,383,065** | 4,493,900 |
| Commitments and contingencies | | |
| Stockholder's equity: | | |
| Common stock, par value $1.00 per share – authorized 10,000 shares, issued and outstanding 8,478 shares | **8,478** | 8,478 |
| Additional paid-in capital | **1,089,322** | 1,089,322 |
| Retained earnings | **3,535,330** | 5,379,057 |
| Total stockholder's equity | **4,633,130** | 6,476,857 |
| Total liabilities and stockholder's equity | **$ 8,016,195** | $10,970,757 |

*See accompanying notes.*

# EquiTrust Investment Management Services, Inc.

## Statements of Income

| | Year Ended December 31 | |
| | 2002 | 2001 |
|---|---|---|
| Revenues: | | |
| Investment advisory and management fees: | | |
| Affiliates | $ 6,785,672 | $ 5,681,267 |
| Affiliated mutual funds | 1,658,295 | 1,690,129 |
| Other | 288,213 | 289,492 |
| Distribution fees | 835,228 | 903,210 |
| Shareholder servicing fees | 417,614 | 451,617 |
| Transfer and dividend disbursing fees | 615,927 | 586,731 |
| Investment income: | | |
| Dividends from affiliated mutual funds | 4,743 | 23,626 |
| Dividends from unaffiliated money market mutual funds | 24,204 | 68,445 |
| Interest | 157,358 | 147,541 |
| Net investment gains (losses) | (10,172) | 104,601 |
| Other income | 542,679 | 576,846 |
| Total revenues | 11,319,761 | 10,523,505 |
| | | |
| Expenses: | | |
| Regulatory fees and expenses | 22,966 | 25,254 |
| Salaries and related expenses | 4,937,155 | 4,574,434 |
| Other operating expenses | 3,554,994 | 3,577,289 |
| Total expenses | 8,515,115 | 8,176,977 |
| Income before income taxes | 2,804,646 | 2,346,528 |
| | | |
| Income taxes (benefit): | | |
| Current | 1,460,509 | 1,306,000 |
| Deferred | (312,136) | (328,000) |
| | 1,148,373 | 978,000 |
| Net income | $ 1,656,273 | $ 1,368,528 |

*See accompanying notes.*

# EquiTrust Investment Management Services, Inc.

## Statements of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2001 | $8,478 | $1,089,322 | $5,510,529 | $6,608,329 |
| Net income for 2001 | – | – | 1,368,528 | 1,368,528 |
| Dividends paid to parent | – | – | (1,500,000) | (1,500,000) |
| Balance at December 31, 2001 | 8,478 | 1,089,322 | 5,379,057 | 6,476,857 |
| Net income for 2002 | – | – | **1,656,273** | **1,656,273** |
| Dividends paid to parent | – | – | **(3,500,000)** | **(3,500,000)** |
| Balance at December 31, 2002 | **$8,478** | **$1,089,322** | **$3,535,330** | **$4,633,130** |

*See accompanying notes.*

# EquiTrust Investment Management Services, Inc.

## Statements of Cash Flows

| | Year Ended December 31 | |
| --- | --- | --- |
| | **2002** | **2001** |
| **Operating activities** | | |
| Net income for year | **$1,656,273** | $1,368,528 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
|     Amortization of deferred sales costs | **1,007,338** | 956,882 |
|     Sales costs deferred | **(427,343)** | (445,687) |
|     Mutual fund distributions reinvested | **(1,960)** | (6,795) |
|     Amortization of investment discounts and premiums | **24,590** | 16,450 |
|     Net investment losses (gains) | **10,172** | (104,601) |
|     Deferred income tax benefit | **(312,136)** | (328,000) |
|     Changes in operating assets and liabilities: | | |
|       Accrued interest receivable | **10,075** | (14,809) |
|       Accounts receivable | **(131,037)** | (106,688) |
|       Other assets | **(95,530)** | 78,778 |
|       Due to Farm Bureau Life Insurance Company | **(1,303,113)** | 1,431,566 |
|       Due to EquiTrust Marketing Services, LLC | **1,811** | (107) |
|       Accounts payable and accrued expenses | **56,001** | 46,261 |
|       Payable under tax allocation agreement | **446,602** | 470,605 |
| Net cash provided by operating activities | **941,743** | 3,362,383 |
| **Investing activities** | | |
| Sales of investments | **500,000** | 300,000 |
| Purchases of investments | **(505,859)** | (1,791,654) |
| Net cash used in investing activities | **(5,859)** | (1,491,654) |
| **Financing activities** | | |
| Dividends paid to parent | **(3,500,000)** | (1,500,000) |
| Net cash used in financing activities | **(3,500,000)** | (1,500,000) |
| Increase (decrease) in cash and cash equivalents | **(2,564,116)** | 370,729 |
| Cash and cash equivalents at beginning of year | **3,231,392** | 2,860,663 |
| Cash and cash equivalents at end of year | **$ 667,276** | $3,231,392 |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid for income taxes | **$1,013,907** | $ 835,395 |

*See accompanying notes.*

EquiTrust Investment Management Services, Inc.

Notes to Financial Statements

December 31, 2002

## 1. Significant Accounting Policies

### Organization

EquiTrust Investment Management Services, Inc. (the Company) is a wholly-owned subsidiary of FBL Financial Services, Inc. which, in turn, is wholly owned by FBL Financial Group, Inc. The Company acts as investment advisor, principal underwriter, and transfer and dividend disbursing agent for mutual funds (EquiTrust Funds) sponsored by Farm Bureau Life Insurance Company. The Company also provides investment advisory services to Farm Bureau Life Insurance Company, Farm Bureau Mutual Insurance Company and other affiliates, and to non-affiliated customers.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents.

### Investments

U. S. Treasury notes are valued at quoted market values at the last sale price on the day of valuation. The market value of investments in mutual funds are based on net asset values as reported by the mutual funds. The resulting difference between cost and market value is included in net income. The identified cost basis is used in determining the realized investment gains or losses and unrealized appreciation or depreciation of investments.

### Recognition of Income

Distribution (12b-1), shareholder servicing and transfer and dividend disbursing fees received from EquiTrust Funds, and investment advisory and management fees from all sources, are recognized as such fees are earned.

EquiTrust Investment Management Services, Inc.

Notes to Financial Statements (continued)

## 1. Significant Accounting Policies (continued)

### Deferred Sales Costs

Certain costs that are directly related to the sales of mutual funds are deferred and amortized over the period during which the related revenues are recognized.

### Deferred Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

## 2. Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of FBL Financial Group, Inc. FBL Financial Group, Inc. and its direct and indirect subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company and certain affiliates also file a consolidated income tax return with the State of Iowa.

The effective tax rate on income before income taxes is different from the prevailing federal income tax rate as follows:

|  | Year Ended December 31 | |
|  | 2002 | 2001 |
| --- | --- | --- |
| Income tax expense at federal statutory rate (35%) | $ 981,626 | $821,285 |
| Tax effect (decrease) of: | | |
| State income taxes | 166,305 | 195,167 |
| Adjustments in connection with filing prior year returns | (383) | (41,952) |
| Other, net | 825 | 3,500 |
| Total income tax expense | $1,148,373 | $978,000 |

## 2. Income Taxes (continued)

Deferred income taxes arise from the unrealized appreciation or depreciation of investments, deferred sales costs, and certain benefit plan expenses that are not currently deductible for tax purposes. Deferred income taxes are comprised of the following:

|  | December 31 | |
|  | 2002 | 2001 |
| --- | --- | --- |
| Gross deferred income tax liabilities | $590,527 | $894,321 |
| Gross deferred income tax assets | (213,880) | (205,538) |
|  | $376,647 | $688,783 |

## 3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life Insurance Company and several other affiliates in various defined benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employee for each employer. Pension expense aggregated $458,457 and $660,573 for the years ended December 31, 2002 and 2001, respectively.

The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $4,392 and $4,547 for the years ended December 31, 2002 and 2001, respectively.

## 4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had defined net capital of $1,787,588, which was $1,537,588 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.68 to 1. Various other regulatory agencies may impose additional capital requirements.

**4. Regulatory Requirements (continued)**

The Company has a special bank account (zero balance at December 31, 2002 and 2001) as required under Rule 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers".

**5. Related Party Transactions**

The investment advisory fees from affiliated mutual funds, management, distribution, shareholder servicing, transfer and dividend disbursing revenues are based on fees approved by the EquiTrust Funds' Boards of Directors or Trustees and generally are computed as a percent of the average daily net assets of the EquiTrust Funds. The investment advisory and management fees for affiliates are based upon incremental asset fees approved by the Company's Board of Directors, plus certain out-of-pocket expenses such as bank and custodian charges and extraordinary items.

EquiTrust Marketing Services, LLC received $245,138 in 2002 (2001 – $264,344) of the distribution and shareholder servicing fees paid by the Company.

Dividends from affiliated mutual funds, summarized by source, are as follows:

|  | Year Ended December 31 | |
|---|---|---|
|  | **2002** | **2001** |
| EquiTrust Money Market Fund, Inc. | **$2,783** | $16,831 |
| Value of Growth Portfolio of EquiTrust Series Fund, Inc. | **1,960** | 6,795 |
|  | **$4,743** | $23,626 |

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually, and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $7,588,000 and $6,178,000 for the years ended December 31, 2002 and 2001, respectively.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. During the years ended December 31, 2002 and 2001, the Company incurred expenses under this contract of $12,132 and $9,583, respectively.

# Supplemental Information

# EquiTrust Investment Management Services, Inc.

## Computation of Net Capital – Part II

### December 31, 2002

| | | | |
|---|---|---|---:|
| 1. | Total ownership equity from Statement of Financial Condition | | $4,633,130 |
| 2. | Deduct ownership equity not allowable for Net Capital | | – |
| 3. | Total ownership equity qualified for Net Capital | | 4,633,130 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | – |
| | B. Other (deductions) or allowable credits – Deferred income tax liability on deferred sales costs | | 358,548 |
| 5. | Total capital and allowable subordinated liabilities | | 4,991,678 |
| 6. | Deductions and/or charges: | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C): | | |
| |    • Accrued interest receivable | $ 45,361 | |
| |    • Accounts receivable | 884,104 | |
| |    • Deferred sales costs | 1,592,240 | |
| |    • Other assets | 467,717 | $2,989,422 |
| |    1. Additional charges for customers' and non-customers' security accounts | | – |
| |    2. Additional charges for customers' and non-customers' commodity accounts | | – |
| | B. Aged fail-to-deliver | | – |
| |    1. Number of items | – | |
| | C. Aged short security differences – less reserve of | – | – |
| |    1. Number of items | – | |
| | D. Secured demand note deficiency | | – |
| | E. Commodity futures contracts and spot commodities – proprietary capital charges | | – |
| | F. Other deductions and/or charges | | – |
| | G. Deductions for options accounts | | – |
| | H. Total deductions and/or charges | | (2,989,422) |

EquiTrust Investment Management Services, Inc.

Computation of Net Capital – Part II (continued)

**Computation of Net Capital (continued)**

7. Other additions and/or allowable credits:
   Deferred tax on unrealized appreciation of
   investments                                               $        –
8. Net capital before haircuts on securities
   positions                                                        2,002,256
9. Haircuts on securities [computed, where
   applicable, pursuant to 15c3-1 (f)]:
   A. Contractual securities commitments          $        –
   B. Subordinated securities borrowings                   –
   C. Trading and investment securities:
      1. Bankers' acceptances, certificates of
         deposit and commercial paper                      –
      2. U. S. and Canadian government
         obligations                                   63,224
      3. State and municipal government
         obligations                                        –
      4. Corporate obligations
      5. Stocks and warrants                                –
      6  Options                                            –
      7. Arbitrage                                          –
      8. Other securities                        151,444
   D. Undue Concentration                                   –
   E. Other                                                 –        (214,668)
10. Net Capital                                                    $1,787,588

# EquiTrust Investment Management Services, Inc.

## Computation of Net Capital – Part II (continued)

### Computation of Basic Net Capital Requirement

**Part A**

| | | |
|---|---|---:|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 200,427 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 250,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | 250,000 |
| 14. | Excess net capital (line 10 less 13) | 1,537,588 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 1,486,946 |

### Computation of Aggregate Indebtedness

| | | | |
|---|---|---:|---:|
| 16. | Total A.I. liabilities from Statement of Financial Condition: | | |
| | Total liabilities | | $3,383,065 |
| | Deferred income taxes | | (376,647) |
| | Total aggregate indebtedness | | 3,006,418 |
| 17. | Add: | | |
| | A.  Drafts for immediate credit | $ – | |
| | B.  Market value of securities borrowed for which no equivalent value is paid or credited | – | |
| | C.  Other unrecorded amounts | – | – |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Bank Accounts [15c3-1(c)(1)(vii)] | | |
| 19. | Total aggregate indebtedness | | 3,006,418 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | 168% |
| 21. | Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals | | 168% |

## Computation of Net Capital – Part II (continued)

|  | **Computation of Basic Net Capital Requirement** | **N/A** |
|---|---|---|
| **Part B** | | |
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $_____ |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $_____ |
| 24. | Net capital requirement (greater of line 22 or 23) | $_____ |
| 25. | Excess net capital (line 10 less 24) | $_____ |
| 26. | Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line ÷ by line 17 page 8) | %_____ |
| 27. | Percentage of Net Capital *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8) | %_____ |
| 28. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $_____ |

|  | **Other Ratios** | **N/A** |
|---|---|---|
| **Part C** | | |
| 29. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | %_____ |
| 30. | Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital | %_____ |

**Notes**

(A)  The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1.  Minimum dollar net capital requirement, or
2.  6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B)  Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C)  For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EquiTrust Investment Management Services, Inc.

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II

December 31, 2002

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

**Exemptive Provision**

25. If an exemption from Rule 15c3-3 is claimed, identify
below the section upon which such exemption is based
(check one only)
    A.  (k)(1) – Limited business (mutual funds and/or
        variable annuities only)                                    _____
    B.  (k)(2)(i) – "Special Account for the Exclusive
        Benefit of customers" maintained                            ___X___
    C.  (k)(2)(ii) – All customer transactions cleared through
        another broker-dealer on a fully disclosed basis.
        Name of clearing firm_____.                 _____
    D.  (k)(3) – Exempted by order of the Commission                _____

**Information Relating to the Possession or Control
Requirements Under Rule 15c3**

Customers' fully paid securities and excess margin securities
    not in the respondent's possession or control as of the report
    date (for which instructions to reduce to possession or control
    had been issued as of the report date) but for which the
    required action was not taken by respondent within the time
    frames specified under Rule 15c3-3.                             _____–

Number of items                                                     _____–

Customers' fully paid securities and excess margin securities
    for which instructions to reduce to possession or control had
    not been issued as of the report date, excluding items arising
    from "temporary lags which result from normal business
    operations" as permitted under Rule 15c3-3.                     _____–

Number of items                                                     _____–

EquiTrust Investment Management Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2002.

**ERNST&YOUNG**

■ Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

## Independent Auditors' Supplementary
## Report on Internal Control

The Board of Directors and Stockholder
EquiTrust Investment Management Services, Inc.

In planning and performing our audit of the financial statements of EquiTrust Investment Management Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

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Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 5, 2003